News Release

     TSX Trading Symbol: BZA

American Bonanza to Receive
6.75 Million Shares of Hawthorne Gold Corp.

December 23, 2008 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") has amended the option agreement dated June 7, 2007 with Hawthorne Gold Corp. (“Hawthorne”). Hawthorne will issue to Bonanza 6.75 million common shares of Hawthorne under the amended agreement. On closing of the amended agreement, Hawthorne will own 100% of Bonanza’s Taurus Project near Cassiar, British Columbia.

On closing of the proposed transaction, Bonanza will own approximately 13% of the issued shares of the Hawthorne. Bonanza has agreed to vote the Hawthorne shares with management of Hawthorne, and has agreed to provide Hawthorne with a 15 day right of first refusal on sales of the Hawthorne shares. Issuance of the Hawthorne shares and closing of the sale of the Taurus Project to Hawthorne are subject to the approval of the TSX Venture Exchange.

Hawthorne Gold Corp. is gold exploration and development company with key properties in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley. Hawthorne’s goal is to become a junior gold producer at the Table Mountain project in 2009 and to continue development of the nearby Taurus deposit, as well as at the Frasergold deposit in British Columbia. The Table Mountain project and Bonanza’s Taurus project are contiguous, and sale will result in the consolidation of these two properties within the Cassiar Gold Camp.

About Bonanza
Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona and the Northway gold project in Quebec. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com